UNITED STATES SECURITIES AND EXCHANGE

COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2025

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes          No     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes          No     X

PRESS RELEASE 10.16.2025

BBVA to Accelerate Shareholder

Remuneration Following the Lapse

of its Offer for Banco Sabadell

BBVA announces that the takeover bid for Banco Sabadell will not proceed as the minimum acceptance level set by the bank has not been met. Looking ahead, BBVA’s Strategic Plan and its corresponding ambitious financial goals will consolidate the Group at the forefront of European banking in terms of both growth and profitability. As part of the Strategic Plan, BBVA is to immediately resume shareholder remuneration: On October 31, it will start executing the pending share buyback of around €1 billion; on November 7, it will pay the highest interim dividend ever (€0.32 per share) for a total of €1.8 billion; and, as soon as it receives the authorization from the European Central Bank, (ECB) it will launch a significant additional1 share buyback program.

The Spanish National Securities and Market Commission (CNMV) has published the outcome of BBVA’s takeover bid for Banco Sabadell. The offer has been accepted by Banco Sabadell shareholders representing 25.5 percent of the voting rights, so the offer is no longer in effect as the minimum acceptance condition has not been met.

“I would like to thank Banco Sabadell shareholders who backed the project. I also want to thank BBVA shareholders for their continued support, and the bank’s team for their outstanding work throughout the entire process,” BBVA Chair Carlos Torres Vila said. “At BBVA we look to the future with confidence and enthusiasm. We have a bank at its best, with a committed team, and a clear roadmap to continue growing and creating value for our shareholders, customers and society,” he added.

BBVA’s Board of Directors has unanimously reasserted its commitment to the new Strategic Plan and the financial goals for the 2025-2028 period (https://www.bbva.com/en/economy-and-finance/earnings-2q25/), which will enable the Group to remain at the forefront of European banking in terms of growth and profitability.

During this period, the bank expects ROTE to stand around 22 percent, with the efficiency ratio improving to levels around 35 percent. Likewise, BBVA plans to continue creating value for shareholders, with an increase in the tangible book value per share plus dividends of around 15 percent (CAGR). Finally, the bank aims to reach a cumulative attributable profit of approximately €48 billion over four years.

1 Subject to the corresponding approvals and authorizations.

PRESS RELEASE 10.16.2025

BBVA expects to have €36 billion to distribute among its shareholders through 2028¹. In the short term, BBVA will have some €13 billion available for its shareholders¹. “Now that the restrictions related to the transaction have been lifted, we are accelerating our shareholder distribution plan, in line with our financial goals,” said BBVA CEO Onur Genç. Specifically:

●	On Oct. 31, BBVA will start executing the pending share buyback program for nearly €1 billion.

●	On Nov. 7, it will pay the highest interim dividend in history (€0.32 per share), for a total amount of about €1.8 billion.

●

Additionally, given the relevant accumulated excess capital above 12 percent, BBVA’s Board of Directors has agreed to launch a significant additional extraordinary share buyback program¹ as soon as it receives the authorization from the ECB.

CONTACT DETAILS:

BBVA Corporate Communications

Tel. +34 699 337 924

comunicacion.corporativa@bbva.com

For additional financial information about BBVA visit:

https://accionistaseinversores.bbva.com/

For more BBVA news visit: https://www.bbva.com

PRESS RELEASE 10.16.2025

About  BBVA

BBVA is a global financial services group founded in 1857. The bank is present in more than 25 countries, has a strong leadership position in the Spanish market, is the largest financial institution in Mexico and it has leading franchises in South America and Turkey. In the United States, BBVA also has a significant investment, transactional, and capital markets banking business.

BBVA contributes with its activity to the progress and welfare of all its stakeholders: shareholders, clients, employees, providers and society in general. In this regard, BBVA supports families, entrepreneurs and companies in their plans, and helps them to take advantage of the opportunities provided by innovation and technology. Likewise, BBVA offers its customers a unique value proposition, leveraged on technology and data, helping them improve their financial health with personalized information on financial decision-making.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.
Date: October 16, 2025
By: /s/ Victoria del Castillo Marchese

Name: Victoria del Castillo Marchese
Title: Global Head of Strategy & M&A